BioVie Inc.

2120 Colorado Avenue, #230

Santa Monica, California 90404

February 13, 2020

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E
Washington, DC 20549

Re:	Biovie Inc. Amendment Withdrawal Request Form 8-A/A Filed October 2, 2019 File No. 001-39015

Ladies and Gentlemen:

BioVie Inc. hereby requests the withdrawal of its Registration Statement on Form 8-A originally filed with the Commission on August 2, 2019 and as amended on October 2, 2019.

The Company confirms no securities will be listed on a national securities exchange in connection with the offering. In the event the Staff has any questions with respect to this matter, please call either Norwood Beveridge at (212) 407-4970 or Lili Taheri at (212) 407-4160.

Thank you very much for your time and attention in connection with this matter.

Sincerely,

/s/ Joanne Wendy Kim

Joanne Wendy Kim, Chief Financial Officer and Corporate Secretary